UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

XP Inc. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K to announce that Mr. Martin Emiliano Escobari Lifchitz (“Escobari”) has informed the Board of Directors (the “Board”) of his resignation as a member of the Board, effective as of October 16, 2026. Mr. Escobari’s decision to resign is voluntary and is not the result of any disagreement with the Company, the Board, or management on any matter relating to the Company’s operations, policies or practices. The Board thanks Mr. Escobari for his years of dedicated service and wishes him well in his future endeavors.

The Company further announces that the Board approved, by unanimous written resolutions, the appointment of Mr. Rodrigo Kede Lima (“Rodrigo”) as an interim member of the Board, effective as of October 16, 2026, immediately following the effectiveness of Mr. Escobari’s resignation. Mr. Rodrigo will serve as an interim member of the Board until the Company’s 2027 annual general meeting of shareholders, in accordance with the Company’s Articles of Association.

Rodrigo Kede Lima is President of the Microsoft Frontier Company. Since joining Microsoft in 2020, he has held several senior leadership roles, including President of Microsoft Asia, President of Americas Enterprise and President of Microsoft Latin America. Before Microsoft, he spent more than two decades at IBM, where his roles included President of IBM Brazil and IBM Latin America, Vice President of Global Technology Services and also Chief Financial Officer of IBM Latin America. He also served as President of TOTVS. He has served on the boards of directors of Suzano Papel e Celulose and TOTVS. Mr. Rodrigo holds a bachelor’s degree in mechanical engineering from the Pontifícia Universidade Católica do Rio de Janeiro and an MBA from Insper, and he completed the Advanced Management Program (AMP 192) at Harvard Business School.

The Board has determined that Mr. Rodrigo qualifies as an independent director under the applicable rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Thiago Simões Maffra
Name: Thiago Simões Maffra
Title: Chief Executive Officer
Date: October 16, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Resignation of Mr. Martin Emiliano Escobari Lifchitz as a Director and Election of Mr. Rodrigo Kede Lima as an Interim Director